FORM 5	UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB APPROVAL
__Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b). ___Form 3 Holdings Reported ___Form 4 Transactions Reported	ANNUAL STATEMENT OF CHANGES IN
BENEFICIAL OWNERSHIP
Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility
	Holding Company Act of 1935 or Section 30(h) of the Investment Company Act of 1940.	OMB Number: 3235-0362 Expires: January 31, 2005 Estimated average burden hours per response 1.0
(Print or Type Responses)
1. Name and Address of Reporting Person* ENRICO ROGER A.	2. Issuer Name and Ticker or Trading Symbol ELECTRONIC DATA SYSTEMS CORPORATION ("EDS")	6. Relationship of Reporting Person(s) to issuer (Check all that apply) _X__Director ___10% Owner ___Officer or ___Other (Below)
(Last) (First) (Middle) 5400 LEGACY DRIVE	3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	4. Statement for Month/Day/Year 12/31/02	6. (Continued) - Title:
(Street) PLANO TX 75024	5. If Amendment, Date of Original	7. Individual or Joint/Group Filing (Check Applicable Lines) __X___ Form filed by One Reporting Person ______ Form filed by More than One Reporting Person
(City) (State) (Zip)	Table I-Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security	2. Transaction Date (Month/ Day/Year)	2A. Transaction Date (Month/ Day/Year)	3. Transaction Code (Instr. 8)		4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 & 5)			5. Amount of Securities Beneficially Owned Following Reported Transaction(s) (Instr. 3 & 4)	6. Ownership Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Ownership (Instr. 4)
			Code	V	Amount	(A) or (D)	Price
Common Stock								40,166**	D

**Includes 1 additional restricted stock unit previously not included in the total, that vested pursuant to a Rule 16b-3 qualified plan awarded to the Reporting Person.

1. Title of Derivative Security (Instr. 3)	2. Conversion or Exercise Price of Derivative Security	3. Transaction Date (Month/Day/ Year)	3A. Deemed Execution Date if any (Month/Day /Year)	4. Transaction Code (Instr. 8)	5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)		6. Date Exer- sable and Expiration Date (Month/Day /Year)		7. Title and Amount of Underlying Securities (Instr. 3 and 4)		8. Price of Derivative Security (Iinstr. 5)	9. Number of Derivative Securities Beneficially Owned Following Reported Transaction (s) (Instr. 4)	10. Ownership Form of Derivative Security Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Beneficial Owner-ship (Instr. 4)
					(A)	(D)	Date Exer- cisable	Expira tion Date	Title	Amount or No. of shares
Nonemployee Director Stock Option (right to buy)- 2/1/00 Grant												498*
Nonemployee Director Stock Option (right to buy)- 6/1/00 Grant												6,933*
Nonemployee Director Stock Option (right to buy)- 6/1/01 Grant												7,018*
Nonemployee Director Stock Option (right to buy)- 5/1/02 Grant												8,014*
Phantom Stock (Dividend Equivalents)	1 for 1	12/10/02		A	17		(1)	(1)	Common Stock	17		1,836

Explanation of Responses:

*Totals reported as of 12/31/02, and no reportable change since such filing.
(1)  Director may elect payment date to be (i) five years after termination of status as a Director; or (ii) upon termination of status as a Director.  Dividend equivalents were for 12/10/02 and at a price of $16.75.

                    /S/  LINDA EPSTEIN                                 02/12/03
   Linda Epstein as Attorney-in-Fact for                    Date
   Roger A. Enrico

**Intentional misstatements or omissions of facts constitute federal Criminal Violations.
See 18 U.S.C 1001 and 15 U.S.C. 788ff(a).